FORM 1-A/A



05060429

FoxC Inc.
Bruce D. Connelly Sr. President
1711 West Hall Ave.
Slidell, La. 70460-2536
985-649-7751



As per my conversation with Mr. Reinheart, an SEC official, on 07-25-05 we are submitting the following:

File # 24-10118

This offering statement shall only be qualified upon order of the commission unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Bruce D. Connelly Sr.

Bruce D. Connelly Sr.

RECEIVED
JUL 26 2005
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

PROCESSED
JUL 28 2005
THOMSON
FINANCIAL